EXHIBIT (a)(1)(viii)

[Via e-mail]

November 10, 2004

To:	Eligible Employees

Re:	Supplemental Information Concerning Offer to Exchange:
Financial pages to Annual Report on Form 20-F
H1 2004 Financial Results
Clarification to Election Form

We are sending you this letter to (i) provide you with the supplemental Company financial information attached to this e-mail and (ii) to make a clarification to the Election Form you have been sent. This letter is being sent to you and to other eligible employees who have been conditionally granted new options to purchase ordinary shares of the Company under the Company’s September 22, 2004 Stock Option Plan (the “New Options”) subject to exchanging for those New Options their existing options outstanding under the Company’s December 18, 2000 Stock Option Plan and the Company’s October 12, 2001 Stock Option Plan (the “Existing Options”).

In making your decision whether to exchange your Existing Options, we encourage you to review the attached financial information set forth on pages F-1 through F-134 of the Company’s 2003 Annual Report on Form 20-F and pages 1 through 32 of the Company’s Report of Foreign Private Issuer on Form 6-K of August 4, 2004 (including the annex attached thereto). You should read this financial information together with the documentation you were sent dated October 25, 2004 and the related Election Form. Upon request, we will also provide you with paper copies of the attached financial information without charge.

We would also like to take this opportunity to clarify that the attestation “I have read and understood all of the terms and conditions of this offer” in the Election Form you have been sent is not a condition to accepting the offer and should be considered as deleted. Therefore, you should ignore this attestation and not check the box next to it. If you have already checked or check this box in returning your Election Form, it will be considered not to have been checked, and this attestation will be deemed not to have been made.

We have filed an amendment with the United States Securities and Exchange Commission (the “SEC”) which amends and supplements the Tender Offer Statement on Schedule TO of which this letter, the documentation dated October 25, 2004 and the related election form forms a part. The Schedule TO and the amendment are available to the public on the SEC’s Internet site at http://www.sec.gov.

If you have questions, you may contact:

•	Bella Jacquet + 33 1 4186 5203 or Dominique Michal at + 1 818 260 3864 or by email at Stockopadmin@Thomson.net

Stock Option Administrators

Annex to H1 Results1

The Company’s book value per share as of June 30, 2004 was € 11.84. Book value per share is the value of the Group’s consolidated net equity divided by the number of its outstanding shares. (The number of shares outstanding as of June 30, 2004 of the Company amounted to 280,613,508 with a nominal value of € 3.75. As of June 30, 2004, the consolidated net equity of the Group amounted to € 3,323,000,000.)

[1]	Included as an annex to the attachment containing the August 4, 2004 6-K information attached to the Supplemental Letter to Eligible Employees.